EXHIBIT 99.1

ROBERT F.X. SILLERMAN, CEO OF SFX ENTERTAINMENT,

PROPOSES GOING-PRIVATE TRANSACTION

NEW YORK – February 25, 2015 – Robert F.X. Sillerman, Chief Executive Officer and Executive Chairman of the Board of Directors of SFX Entertainment Inc. (NASDAQ: SFXE) (SFX), today announced that he has proposed to the company’s Board of Directors a transaction through which Mr. Sillerman would acquire all of the outstanding shares of common stock of the company not already owned by him for $4.75 per share in cash.  The proposed cash consideration represents an approximately 44% premium to the closing price of the Company’s common stock on February 23, 2015, the day before Mr. Sillerman submitted his proposal.

Under Mr. Sillerman’s proposal, any stockholders who wish to retain their equity interests in the company would have the opportunity to do so and remain as investors -- alongside Mr. Sillerman -- in the company.

“I have put forward a proposal that offers substantial value and flexibility to all shareholders,” said Mr. Sillerman.  “Given the inherent risks in our business, my offer guarantees a substantial premium to current price. Those shareholders who are interested in remaining as investors in the company alongside me will have the ability to elect to keep all or part of their shares.”

Mr. Sillerman has requested that the Board appoint a special committee of independent directors to consider his proposal and make a recommendation to the full Board. Mr. Sillerman emphasized that he would not proceed with the proposed transaction unless it was approved by the special committee.  In addition, the transaction would be subject to a non-waivable condition requiring approval by holders of a majority of the shares of the Company’s common stock not owned by Mr. Sillerman or his affiliates.

Mr. Sillerman recognizes the Board’s fiduciary duties in the context of his proposal and understands that the Board or the special committee may decide to explore alternative transactions involving a sale of the company.  Mr. Sillerman has indicated that, if the Board or the special committee decides to explore alternative transactions, he would be prepared to assist in those efforts and, as a stockholder, would be prepared to support an alternative sale transaction that provides compelling value to the Company’s stockholders.

Mr. Sillerman’s proposal is not binding. Any transaction would be subject to the execution of definitive transaction documents acceptable to Mr. Sillerman and the special committee.  Under Mr. Sillerman’s proposal, his proposed transaction would not  be subject to any financing condition.

Mr. Sillerman has served as CEO and Executive Chairman of the Board of the company since its inception.  Moreover, his history with the business pre-dates the company’s formal creation: he served as Executive Chairman, a Member of the Office of the Chairman, and a director of the original SFX, SFX Entertainment Inc., a company that owned and operated live entertainment venues, from its formation in December 1997 through its sale to Clear Channel in August 2000. That company is now known as Live Nation (NYSE: LYV).

Mr. Sillerman will file today with the Securities and Exchange Commission a beneficial ownership report on Schedule 13D to which a copy of the proposal letter he submitted to the Board will be attached as an exhibit.

Additional Information

An agreement in respect of the transaction described in this release has not yet been executed, and this release is neither a solicitation of a proxy nor an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock nor a substitute for any filings that may be made with the

Securities and Exchange Commission (SEC) should the proposed transaction go forward. Any solicitation will only be made through materials filed with the SEC. The Company’s stockholders are strongly advised to read such materials when they become available because they will contain important information about the transaction and the Company. Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement

Statements in this document represent the intentions, plans, expectations and beliefs of Mr. Sillerman and involve risks and uncertainties that could cause actual events to differ materially from the events described in this release, including risks or uncertainties related to whether the proposed transaction will be completed, as well as changes in general economic conditions, stock market trading conditions, government regulation, and changes in the business or prospects of the Company. These factors, as well as factors described in Mr. Sillerman’s and the Company’s SEC filings are among the factors that could cause actual events or results to differ materially from Mr. Sillerman’s current expectations described in this release.

Contact:

The Marino Organization

Lee Silberstein, 212-889-0808

lee@themarino.org

or

Steve Vitoff, 212-889-0808

steve@themarino.org